Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of NextGen Acquisition Corporation on Form S-4 of our report dated March 31, 2021, except for the effects of the restatement discussed in Notes 2 and 8 as to which the date is May 14, 2021, with respect to our audit of the financial statements of NextGen Acquisition Corporation as of December 31, 2020 and for the period from July 29, 2020 (inception) through December 31, 2020, which report appears in the proxy statement/prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such proxy statement/prospectus.

/s/ Marcum llp

Marcum llp

Houston, TX

May 14, 2021